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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53363

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EQUITEC PROPRIETARY MARKETS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 W. JACKSON BLVD., 20TH FLOOR
(No. and Street)

CHICAGO	IL	60604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

FRED GOLDMAN — 312-692-5007
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JESSER, RAVID, JASON, BASSO & FARBER, LLP
(Name – *if individual, state last, first, middle name*)

150 N. WACKER DR., SUITE 3100	CHICAGO	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, FRED GOLDMAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EQUITEC PROPRIETARY MARKETS, LLC, as of DECEMBER 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



OFFICIAL SEAL
THERESA VICKERS
Notary Public - State of Illinois
My Commission Expires May 4, 2019

Signature

CHIEF FINANCIAL OFFICER
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A copy of the review Report of Independent Registered Public Accounting Firm on Accompanying Management's Claim of Exemption from SEC Rule 15c3-3.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



JESSER RAVID

JESSER, RAVID, JASON, BASSO AND FARBER LLP

150 N. Wacker Drive, Suite 3100
Chicago, IL 60606

OFFICE: (312) 782-4710
FAX: (312) 782-4711

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON FINANCIAL STATEMENTS

The Member
Equitec Proprietary Markets, LLC
Chicago, IL

We have audited the accompanying statement of financial condition of Equitec Proprietary Markets, LLC (the Company) as of December 31, 2015, and the related statements of operations and changes in members' capital, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information presented in Schedule I and Schedule II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information presented in Schedule I and Schedule II is fairly stated, in all material respects, in relation to the financial statements as a whole.

Jesser, Ravid, Jason, Basso and Farber, LLP

Chicago, IL

February 26, 2016

EQUITEC PROPRIETARY MARKETS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2015

ASSETS

Cash	$ 4,206,030
Securities and derivatives owned, at fair value	345,922,060
Other receivables and assets	102,655
	$ 350,230,745

LIABILITIES AND MEMBERS' CAPITAL

Liabilities:	
Due to clearing broker, net	$ 20,984,993
Securities and derivatives sold, not yet purchased, at fair value	273,476,896
Dividends payable, net	3,208,547
Accounts payable and accrued expenses	3,520,790
	301,191,226
Members' capital	49,039,519
	$ 350,230,745

See Notes to Financial Statements.

EQUITEC PROPRIETARY MARKETS, LLC

STATEMENT OF OPERATIONS AND CHANGES IN MEMBERS' CAPITAL

YEAR ENDED DECEMBER 31, 2015

REVENUES:		
Trading income (expense):		
Trading gains, net	$ 24,086,378	
Interest and dividend income	4,291,444	
Interest and dividend expense	(8,225,576)	
Net trading income	20,152,246	
Order routing	1,684,530	
Other income	180,785	
Total Revenues		$ 22,017,561
EXPENSES:		
Payroll and benefits	7,635,058	
Commissions, order routing, clearing and exchange fees	21,553,255	
Exchange seat lease	272,492	
Marketing	19,760	
Office	283,604	
Professional fees	111,186	
Rent	437,199	
Technology and communications	2,862,118	
Other	229,985	
Total Expenses		33,404,657
NET LOSS		(11,387,096)
MEMBERS' CAPITAL, BEGINNING OF YEAR		48,426,615
CAPITAL CONTRIBUTIONS		18,500,000
CAPITAL WITHDRAWALS		(6,500,000)
MEMBERS' CAPITAL, END OF YEAR		$ 49,039,519

See Notes to Financial Statements.

EQUITEC PROPRIETARY MARKETS, LLC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2015

OPERATING ACTIVITIES:		
Net loss	$ (11,387,096)	
Adjustments to reconcile net loss to net cash used in operating activities:		
Decrease in dividends receivable, net	657,095	
Decrease in securities and derivatives owned, at fair value	246,501,848	
Decrease in U.S. Treasury bills	1,499,111	
Decrease in other receivables and assets	101,840	
Decrease in balance due to clearing broker, net	(47,769,846)	
Decrease in securities and derivatives sold, not yet purchased, at fair value	(203,610,409)	
Increase in dividends payable, net	3,208,547	
Increase in accounts payable and accrued expenses	1,652,795	
Net cash used in operating activities		$ (9,146,115)
FINANCING ACTIVITIES:		
Capital contributions	18,500,000	
Capital withdrawals	(6,500,000)	
Net cash provided by financing activities		12,000,000
NET INCREASE IN CASH		2,853,885
CASH, BEGINNING OF YEAR		1,352,145
CASH, END OF YEAR		$ 4,206,030
SUPPLEMENTAL CASH FLOW DISCLOSURES:		
Cash paid during the year for interest		$ 2,469,162
Cash paid during the year for income taxes		$ -

See Notes to Financial Statements.

1. Organization:

Equitec Proprietary Markets, LLC (the Company) is a limited liability company organized under the laws of the state of Illinois, and is registered as a broker-dealer with the Securities and Exchange Commission (SEC). The Company conducts market-making and proprietary trading activities in exchange-traded securities and derivative financial instruments. All trades are cleared through another broker-dealer. The Company also provides access to its trading software for affiliated and nonaffiliated entities. The Company is a wholly owned subsidiary of Equitec Group, LLC (Group). The Company is currently a member of the Chicago Board Options Exchange (CBOE), CBOE Futures Exchange, and NYSE Arca.

2. Significant Accounting Policies:

The Company follows the accounting standards set by the Financial Accounting Standards Board (FASB). The FASB sets generally accepted accounting principles (GAAP) that the Company follows to ensure consistent reporting of financial condition, results of operations, and cash flows.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company maintains cash in certain bank accounts insured by the Federal Deposit Insurance Corporation (FDIC). The insurance is currently limited to $250,000. During 2015, the accounts, at times, may have exceeded their insured limit; however, no losses have been incurred on the accounts.

Securities and derivative transactions and the related revenue and expenses are recorded on a trade-date basis. All positions in securities and derivatives are stated at fair value. The related changes in unrealized appreciation or depreciation are reflected in trading gains and losses. See Notes 4 and 5.

Dividend income and expense are generally recognized on the ex-dividend date. Interest income and expense are recognized on an accrual basis. At December 31, 2015, the Company had gross dividends receivable of $796,504 and gross dividends payable of $4,005,051.

Other receivables and assets include the Company's Class B limited partnership interest, which represents an ownership interest in the Company's clearing broker. As such, the interest is not readily marketable, and is carried at its original cost of $10,000.

Order routing, which includes providing access to and usage of the Company's trading software, is recognized as earned on a trade-date basis, net of any Chicago lease taxes collected.

The Company extends credit to its customers and generally requires no collateral.

2. Significant Accounting Policies - continued:

As such, the Company is susceptible to credit risk from customers. Management reviews aged receivables on a regular basis, and maintains prudent credit and collection policies to minimize risk.

Accounts receivable are stated at the amounts the Company expects to collect. The Company maintains an allowance for doubtful accounts to recognize estimated losses resulting from the inability of its customers to make required payments. Management considers a variety of factors when determining the collectability of specific customer accounts, such as credit-worthiness, past transaction history, current economic industry trends, and changes in payment terms. Based on management's assessment, the Company provides for estimated uncollectible amounts through a charge to earnings and a credit to valuation allowance. Balances that remain outstanding after the Company has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. As of December 31, 2015, the balance of the allowance for doubtful accounts was $13,426. For the year ended December 31, 2015, the Company charged to bad debt expense estimated uncollectible accounts receivable balances totaling $56.

The Company is not liable for federal income taxes as the member recognizes its respective share of income or loss in its consolidated tax returns. For 2015, the Company was exempt from Illinois Replacement Tax as it qualified as an Investment Partnership. Accordingly, no provision for income taxes has been made in these financial statements. FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and asset or liability, respectively, in the current year. For the year ended December 31, 2015, management has determined that there were no material uncertain income tax positions. The Company is not subject to examination by United States federal and state tax authorities for tax years before 2012.

Amounts payable, if any, to the clearing broker and securities sold, not yet purchased, are collateralized by cash and securities owned and on deposit with the clearing broker.

Management has evaluated subsequent events through February 26, 2016, the date on which the financial statements were available to be issued. See Note 9.

3. Due from/to Clearing Broker:

The balance due from/to the clearing broker includes net receivables and payables for settled trades, cash and margin balances held at the clearing broker, and open trade equity on futures contracts. The Company earns or pays interest from/to its clearing broker based upon the federal funds rate computed on a daily basis on credit/debit balances. Amounts due to the clearing broker at December 31, 2015 consist of the following:

3. Due from/to Clearing Broker - continued:

	Receivable (Payable)
Cash/margin accounts at clearing broker	$ (16,644,453)
Futures open trade equity	(4,340,540)
Total	$ (20,984,993)

4. Derivative Financial Instruments:

Derivative contracts are financial instruments whose value is based upon an underlying asset, index, or reference rate. The Company's derivative activities are limited to those involving equity and index options, futures contracts, and options on futures contracts. The Company uses derivative financial instruments as part of its market-making and trading activities and its overall risk management process. These derivative contracts are recorded in the statement of financial condition as assets and liabilities measured at fair value and the related realized and unrealized gain (loss) associated with these derivatives is recorded in the statement of operations as net trading gains (losses). The Company does not consider any derivative instruments to be hedging instruments, as defined in FASB ASC 815, Derivatives and Hedging. Therefore, certain of the disclosures required under FASB ASC 815 are generally not applicable with respect to these financial instruments. At December 31, 2015 and for the year then ended, the Company's derivative activities had the following impact on the statement of financial condition and the statement of operations:

Statement of Financial Condition:	Fair Value
Payable to clearing broker:	
Futures open trade equity – equity index	$ 4,340,540
Derivatives owned:	
Options on futures contracts	$ 37,865,628
Equity and index options	179,933,217
	$ 217,798,845
Derivatives sold, not yet purchased:	
Options on futures contracts	$ 33,805,382
Equity and index options	164,778,956
	$ 198,584,338

Statement of Operations:	
Trading gains (losses), net:	
Futures contracts – equity index	$ (1,560,568)
Options on futures contracts	20,385,163
Equity and index options	(24,654,785)
	$ (5,830,190)

For the year ended December 31, 2015, the monthly average volume of derivative contracts bought and sold was approximately 2,885,000.

5. Fair Value of Financial Instruments:

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the input to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market.

Assets and liabilities recorded at fair value are categorized within the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Fair value measurement techniques used by the Company are consistent with the market, income and cost approach, as specified by FASB ASC 820. Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The fair value hierarchy prioritizes the input to valuation techniques used to measure fair value into three broad levels:

- Level 1. Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. The types of investments considered as Level 1 include listed debt and equity securities and listed derivatives.

- Level 2. Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly. Fair value is determined through the use of models or other valuation methodologies. The Level 2 inputs taken into consideration by the Company were quotes received from outside brokers, maturity of securities, values of underlying securities, etc. Investments which are generally included in this category include certain corporate bonds and loans, less liquid and restricted equity securities and certain over-the-counter derivatives. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

- Level 3. Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation. Investments that are generally included in this category include equity and debt positions in private companies.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value

5. Fair Value of Financial Instruments - continued:

measurement in its entirety requires judgment, and considers factors specific to the investment.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2015.

	Level 1	Level 2	Level 3	Total
Due to clearing broker: Futures open trade equity	$ 4,340,540	$ -	$ -	$ 4,340,540
Equity and debt securities owned	127,658,349	-	464,866	128,123,215
Equity options owned	179,933,217	-	-	179,933,217
Options on futures contracts owned	37,865,628	-	-	37,865,628
Equity securities sold, not yet purchased	74,892,558	-	-	74,892,558
Equity options sold, not yet purchased	164,778,956	-	-	164,778,956
Options on futures contracts sold, not yet purchased	33,805,382	-	-	33,805,382

Recorded amounts of cash, receivables and payables approximate fair value, based on their short-term nature, and are categorized as Level 1 assets within the fair value hierarchy.

As of December 31, 2015, securities and derivatives owned and securities and derivatives sold, not yet purchased, which trade in active markets and are valued using quoted active market prices or broker or dealer quotations with reasonable levels of price transparency, are classified within Level 1 of the fair value hierarchy. Assets that have been classified within Level 3 of the fair value hierarchy represent convertible notes which have been valued using the income approach method at December 31, 2015. See Note 8.

The following is a reconciliation of the beginning and ending balances for assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the year ended December 31, 2015:

	Beginning Balance	Unrealized Gains (Losses) Related to Assets Held at Year End	Ending Balance
Convertible Notes:	$2,449,899	$(1,985,033)	$464,866

5. Fair Value of Financial Instruments - continued:

The following disclosures provide information on the valuation techniques, significant unobservable inputs, and their ranges for each major category of assets measured at fair value on a recurring basis with a significant Level 3 balance. The following disclosures also include qualitative information on the sensitivity of the fair value measurements to changes in the significant unobservable inputs.

	Ending Balance	Valuation Technique	Sensitivity of Fair Value to Changes in the Unobservable Inputs
Convertible Notes:	$464,866	Income approach, present present value technique	Discount rate: 2.09%; non-performance risk of 80% due to significant delay in construction and federal environmental review

6. Guarantees:

Indemnifications: In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these agreements is unknown, as this would involve future claims that may be made against the Company regarding circumstances that have not yet occurred. However, management considers the likelihood of a material loss related to these agreements to be remote.

Other guarantees: The Company guarantees certain service providers, such as clearing and custody agents, mainly Goldman Sachs Execution & Clearing, L.P. (GSEC), against specified potential losses in connection with their acting as agent for the Company and its affiliates. The Company has entered into guarantee contracts with GSEC guaranteeing an unlimited amount in specified losses of Equitec Specialists, L.L.C., and guaranteeing $2,000,000 in specified losses of Sphinx Trading, L.P., both affiliates. Equitec Trading, LP, an affiliate, has entered into an unlimited guarantee contract with GSEC. Management cannot estimate the amount of any potential liability under these guarantees, but feels the likelihood of any requirement to make payments pursuant to these agreements is remote.

7. Financial Instruments with Off-Balance-Sheet Risk:

In connection with its market-making and proprietary trading activities, the Company entered into various transactions involving derivative financial instruments, primarily exchange-traded equity and index options, futures contracts, and options on futures contracts. Options held provide the Company with the opportunity to deliver or take delivery of specified financial instruments at a contracted price. Options written obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the option is exercised by the holder. Futures contracts provide for the delayed delivery or purchase of financial instruments at a specified future date at a specified price or

7. Financial Instruments with Off-Balance-Sheet Risk - continued:

yield. These derivative financial instruments may have market risk and/or credit risk in excess of the amounts recorded in the statement of financial condition.

Market risk: Market risk is the potential change in an instrument's value caused by fluctuations in equity prices, interest and currency exchange rates, credit spreads, and other risks. Derivative financial instruments involve varying degrees of off-balance-sheet market risk. Changes in the market values of the underlying financial instruments may result in changes in the value of the derivative financial instruments in excess of the amounts reflected in the statement of financial condition. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of derivative and other financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company attempts to manage its exposure to market risk arising from the use of these financial instruments through various analytical monitoring techniques.

In addition, the Company sells securities it does not currently own and will, therefore, be obligated to purchase such securities at a future date. The Company has recorded these obligations in the statement of financial condition at December 31, 2015 at the fair value of the related securities and would incur a loss if the fair value of the securities were to increase subsequent to December 31, 2015.

Credit risk: Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contracts. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. Exchange-traded financial instruments generally do not give rise to significant counterparty exposure due to the cash settlement procedures for daily market movements or the margin requirements of the individual exchanges and clearing brokers.

Concentration of credit risk: The majority of the Company's trades were cleared through Goldman Sachs Execution & Clearing, L.P., the Company's clearing broker. In the event this counterparty does not fulfill its obligation, the Company may be exposed to risk. The risk of default also depends on the creditworthiness of the counterparties to these transactions. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

8. Long-Term Notes Receivable:

Included in securities and derivatives owned at December 31, 2015, the long-term notes receivable with a face value of $1,549,000 bear interest at 7 percent, compounded quarterly with a maturity date of March 5, 2020. The notes have been valued using the income approach present value technique using the 7-year 2.09% U.S. Treasury Yield Curve Rate as the risk free rate and further discounting the notes by 80% for the risk of non-performance. At the option of the Company, the value of the notes plus accrued interest is convertible into restricted shares of the stock of the issuer, CADIZ Inc. If the

8. Long-Term Notes Receivable - continued:

Company forgoes the option to convert, the total amount of principal plus accrued interest is to be received on the maturity date. See Note 5.

9. Net Capital Requirements:

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. (The rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash distributions paid if the resulting ratio would exceed 10 to 1.) Under this rule, the Company is required to maintain "minimum net capital" equivalent to $100,000 or 6 2/3% of "aggregate indebtedness," whichever is greater, as these terms are defined. At December 31, 2015, the Company had net capital of $27,357,205, which was $27,122,635 in excess of its required net capital.

The Company had a net capital deficiency of $3,050,245 commencing at the close of business on July 11, 2014 through the morning of July 14, 2014. The deficiency was disclosed by management to the Company's designated examining authority, Chicago Board Options Exchange. This deficiency was due to the haircuts exceeding the Company's expectations. A capital deposit of $5,000,000 was made by Equitec Group, LLC before the open of the markets on July 14, 2014 bringing the net capital into a positive amount of $1,949,755. On February 22, 2016, the Company submitted an Offer of Settlement that included a sanction consisting of a $20,000 fine and an undertaking to perform an internal review of controls and procedures and document the process used in designing and executing review and corrective actions taken. It is expected that this Offer of Settlement will be accepted. The Company currently has reasonable controls and procedures in place to prevent future net capital rule violations. See Note 13.

10. Principal Transaction Revenues:

During 2015, the Company's principal transaction revenues consisted primarily of equity activities (including equity shares, equity options and options on stock indexes) totaling $24,086,378 and order routing income totaling $1,684,530.

11. Operating Lease:

The Company rents two office copiers and related equipment under a three-year non-cancelable operating lease expiring in September, 2017. The lease provides for a monthly rental of $1,283, plus applicable taxes and fees. The minimum annual rental commitments under this operating lease, exclusive of additional payments that may be required for taxes and operating costs, are as follows:

2016	$15,396
2017	10,264
	$25,660

Lease expense totaled $15,396 for the year ended December 31, 2015.

12. Related Party Transactions:

The Company's payroll function is handled exclusively by the member, Equitec Group, LLC. Reimbursement payments were made to Group based on the Company's share of payroll-related expenses. During 2015, total compensation paid by Group on the Company's behalf was $7,635,058, after allocations had been made to the Company's affiliates for administrative salaries. Also, the Company paid rent for the use of Group's office facilities by the Company and its affiliates under a lease that has been entered into between Group and a third-party lessor. The Company was reimbursed from its affiliates for their share of rent expense, as described below.

The Company's defined contribution 401(k) plan (the Plan) is sponsored by Group. The Company has elected to provide the Plan for all employees who have completed four months service, have attained at least 21 years of age, and who are not covered by a collective bargaining agreement. Participants may contribute up to 6% of compensation per year. The Plan provides for regular and matching employer contributions at the discretion of the management. The Plan is subject to provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Costs related to the Plan totaled $8,087 for the year ended December 31, 2015.

The Company was reimbursed for certain expenses, including office space and administrative services, that are shared with various affiliates. During 2015, the Company was reimbursed $628,556 for such expenses, $134,000 of which is included in other income.

During 2015, the Company received technology fee income from various affiliates totaling $591,200 for certain equipment and services made available to its affiliates.

Order routing income included $600,594 received from various affiliates for access and usage of the Company's trading software. At December 31, 2015, other receivables and assets included $45,677 due from these affiliates for such services.

13. Commitments and Contingencies:

In the normal course of business, the Company is subject to various claims, litigation, regulatory and arbitration matters. Although the effect of these claims and matters cannot be determined, management of the Company believes, after consultation with legal counsel, that the resolution of these claims and matters will not result in any material adverse effect upon the Company's financial condition or results of its operations.

The Company was a defendant in litigation involving a dispute with Schooley Mitchell Consultants (SMTC). On February 3, 2014, a formal complaint was filed by SMTC in circuit court alleging fees owed by the Company of $142,250 for telecommunication cost reduction services provided by SMTC dating back to 2010. On July 7, 2015, the Company entered into a settlement agreement with SMTC for $120,000.

EQUITEC PROPRIETARY MARKETS, LLC

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15C 3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2015

COMPUTATION OF NET CAPITAL

Total members' capital, end of year		$ 49,039,519
Less:		
Non-allowable assets:		
Limited partnership interest	$ (10,000)	
Restricted securities	(464,866)	
Other assets	(92,656)	
		(567,522)
Haircuts on securities		(20,620,933)
Undue concentration		(493,859)
NET CAPITAL		27,357,205
Minimum capital requirement		234,570
EXCESS NET CAPITAL		$ 27,122,635
EXCESS NET CAPITAL AT 1000%		$ 27,005,350

COMPUTATION OF AGGREGATE INDEBTEDNESS

Item(s) included in the statement of financial condition:	
Accrued compensation, as applicable	$ 2,445,953
Accounts payable and other accrued expenses, as applicable	1,072,596
Aggregate indebtedness	$ 3,518,549
Ratio: Aggregate indebtedness to Net Capital	12.86% to 1

Note: The above information on this schedule is in agreement, in all material respects, with the unaudited FOCUS report, Part II, filed by the Company as of December 31, 2015.

EQUITEC PROPRIETARY MARKETS, LLC

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15C 3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2015

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C 3-3

Although the Company is not exempt from Rule 15c3-3, it does not transact business in securities with, or for, other than members of a national securities exchange and does not carry margin accounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4). Accordingly, there are no amounts reportable under these sections.

INFORMATION RELATING TO POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15C 3-3

Although the Company is not exempt from Rule 15c3-3, it does not transact business in securities with, or for, other than members of a national securities exchange and does not carry margin accounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4). Accordingly, there are no amounts reportable under these sections.



JESSER RAVID

JESSER, RAVID, JASON, BASSO AND FARBER LLP

150 N. Wacker Drive, Suite 3100
Chicago, IL 60606

OFFICE: (312) 782-4710
FAX: (312) 782-4711

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON MANAGEMENT'S CLAIM OF EXEMPTION FROM SEC RULE 15C 3-3

The Member
Equitec Proprietary Markets, LLC
Chicago, IL

We have reviewed management's statements included in the accompanying Management's Claim of Exemption from SEC Rule 15c3-3, in which: (1) Equitec Proprietary Markets, LLC (the Company) identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemptive provisions") and (2) the Company stated that the Company met the identified exemptive provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemptive provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemptive provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Jesser, Ravid, Jason, Basso and Farber, LLP

Chicago, IL

February 26, 2016

Equitec Proprietary Markets, LLC
111 West Jackson Blvd
20th Floor
Chicago, IL 60604

MANAGEMENT'S CLAIM OF EXEMPTION FROM SEC RULE 15C3-3

Jesser, Ravid, Jason, Basso and Farber
150 N. Wacker Drive
Suite 3100
Chicago, IL 60606

In accordance with the requirements set forth in Rule 17a-5 of the Securities and Exchange Commission (SEC), the management of Equitec Proprietary Markets, LLC (the Company) has asserted that the Company was in compliance with the exemptive provisions of SEC Rule 15c3-3, as of and for the year ended December 31, 2015, by making the following statements to our independent registered public accounting firm as part of their review procedures:

1. Because the Company did not carry securities accounts for customers or perform custodial functions relating to customer securities, the Company was exempt from the requirements of the SEC's Customer Protection Rule under paragraph (k)(2)(ii).
2. The Company has met the requirements of the exemptive provisions referred to in the previous statement for the year ended December 31, 2015 without exception.
3. The Company has disclosed any regulatory examinations or correspondence with the SEC or its designated examining authority related to its compliance with the exemptive provisions.
4. All subsequent events through the date of the report of independent registered public accounting firm that could have a material effect on the Company's assertions have been disclosed.
5. The Company has designed and implemented effective controls in order to maintain its compliance with the exemptive provisions.
6. The Company actively monitors its compliance with the exemptive provisions.

This report is to be filed with the Company's annual audited financial statements, and is intended solely for the information and use of the SEC in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than the SEC.



Fred Goldman, CFO

Equitec Proprietary Markets, LLC

February 26, 2016

EQUITEC PROPRIETARY MARKETS, LLC

FINANCIAL STATEMENTS AND
ADDITIONAL INFORMATION AND
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM REPORTS

YEAR ENDED DECEMBER 31, 2015

EQUITEC PROPRIETARY MARKETS, LLC

FINANCIAL STATEMENTS AND
ADDITIONAL INFORMATION AND
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM REPORTS

YEAR ENDED DECEMBER 31, 2015

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